

February 2, 2022

Pat Cotroneo
Chief Financial Officer
FibroGen, Inc.
409 Illinois Street
San Francisco, CA 94158

> **Re: FibroGen, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed March 1, 2021**
> **File No. 001-36740**

Dear Mr. Cotroneo:

We have reviewed your January 20, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 5, 2022 letter.

Form 10-K filed March 1, 2021

Cover Page

1. We note your response to our prior comment 5, which we reissue in part. Please revise your proposed disclosure to include related disclosure at the onset of Part 1. We will not object to expanded disclosure under the heading "China Operations," as referenced in response to prior comment 1.

Item 1A. Risk Factors, page 49

2.   We note your proposed additional risk factor in response to our prior comment 6. Please revise your proposed disclosure to explicitly address the consequences to you and your investors if it is later determined that the PCAOB is unable to inspect or investigate completely your auditor, including but not limited to, the risk that lack of inspection could cause trading in your securities to be prohibited under the Holding Foreign Companies Accountable Act and that an exchange may determine to delist your securities.

3.   We note your response to our prior comment 7, which we reissue. Please revise your proposed disclosure to also disclose that the United States Senate has passed the Accelerated Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of "non-inspection years" from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Additionally, disclose that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Jane Park at 202-551-7439 or Christine Westbrook at 202-551-5019 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Juan Graham